SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                        Greater Atlantic Financial Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   391601 10 1
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

         [ ]     Rule 13d-1(b)
         [x]     Rule 13d-1(c)
         [ ]     Rule 13d-1(d)



The Schedule 13G filed on April 4, 2002 is hereby amended and restated by this Amendment No. 1. Except as stated in response to Items 4 and 5 on page 4, information is presented herein as of December 31, 2002.



* The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 391601 10 1                                                Page 2 of 5


1)       Names of Reporting Persons............................Kenneth R. Lehman
         I.R.S. Identification Nos. of Above Persons..............Not Applicable

2)       Check the appropriate box if a Member of a Group (See instructions)
                  (a) [ ]
                  (b) [ ]

3)       SEC use only...........................................................

4)       Citizenship.........................................................USA

Number of         (5)      Sole Voting Power...................................0
Shares
Beneficially      (6)      Shared Voting Power...........................177,773
Owned by
Each Reporting    (7)      Sole Dispositive Power..............................0
Person
With              (8)      Shared Dispositive Power......................177,773

9)       Aggregate Amount Beneficially Owned by Each Reporting Person....177,773

10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares..................................Not applicable

11)      Percent of Class Represented by Amount in Row 9....................5.8%

12)      Type of Reporting Person (See Instructions)..........................IN

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CUSIP No. 391601 10 1                                                Page 3 of 5


1)       Names of Reporting Persons......................Joan Abercrombie Lehman
         I.R.S. Identification Nos. of Above Persons..............Not Applicable

2)       Check the appropriate box if a Member of a Group (See instructions)
                  (a) [ ]
                  (b) [ ]

3)       SEC use only...........................................................

4)       Citizenship.........................................................USA

Number of         (5)      Sole Voting Power...................................0
Shares
Beneficially      (6)      Shared Voting Power...........................177,773
Owned by
Each Reporting    (7)      Sole Dispositive Power..............................0
Person
With              (8)      Shared Dispositive Power......................177,773

9)       Aggregate Amount Beneficially Owned by Each Reporting Person....177,773

10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares..................................Not applicable

11)      Percent of Class Represented by Amount in Row 9....................5.8%

12)      Type of Reporting Person (See Instructions)..........................IN

CUSIP No. 391601 10 1                                                Page 4 of 5

              The Schedule 13G filed on April 4, 2002 is hereby amended and restated by this Amendment No. 1. Except as stated in response to Items 4 and 5, information is presented herein as of December 31, 2002.

Item 1(a)     Name of Issuer:   Greater Atlantic Financial Corp.

Item 1(b)     Address of Issuer's Principal Executive Offices:
                10700 Parkridge Boulevard
                Suite P50
                Reston, VA  20191

Item 2(a) Name of Person Filing: This Schedule 13G is jointly filed by Kenneth R. Lehman and Joan Abercrombie Lehman (the "Filing Persons"), spouses, who jointly own all securities to which this
              Schedule 13G relates.

Item 2(b)     Address of Principal Business Office or, if none, Residence:
                1408 N. Abingdon Street
                Arlington, VA  22207

Item 2(c)     Citizenship:  USA

Item 2(d)     Title of Class of Securities:  Common Stock

Item 2(e)     CUSIP Number:   391601 10 1

Item 3:       Not applicable

Item 4:       Ownership

         (a)  Amount beneficially owned
                177,773*
         (b)  Percent of class
                5.8%*
         (c)  Number of shares as to which the person has:
              (i)      Sole power to vote or to direct the vote
                        0
              (ii)     Shared power to vote or to direct the vote
                        177,773*
              (iii)    Sole power to dispose or to direct the disposition of
                        0
              (iv)     Shared power to dispose or to direct the disposition of
                        177,773*

         * As of December 31, 2002, the Filing Persons jointly owned 124,900 shares of the common stock of Greater Atlantic Financial Corp., and 37,000 shares of Greater Atlantic Capital Trust Convertible Preferred securities that are convertible into 52,873 shares of common stock of Greater Atlantic Financial Corp. based on a rate of 1.429 shares of common stock for each share of Greater Atlantic Capital Trust Convertible Preferred stock. The Amended Schedule 13G is prepared based on the assumption that all such convertible shares are converted into shares of common stock. As of February 10, 2003, the Filing Persons did not own any shares of common stock of Greater Atlantic Financial Corp. or any shares of Greater Atlantic Capital Trust Convertible Preferred stock.

Item 5:       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

              As of February 10, 2003, the Filing Persons did not beneficially own any shares of common stock of Greater Atlantic Financial Corp. or any shares of Greater Atlantic Capital Trust Convertible Preferred securities.

Item 6:       Ownership of More than Five Percent on Behalf of Another Person.
                Not applicable.

Item 7: Identification and Classification of the Subsidiary that Acquired Securities Being Reported On.
                Not applicable.


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CUSIP No. 391601 10 1                                                Page 5 of 5


Item 8:       Identification and Classification of Members of the Group.
                Not applicable.

Item 9:       Notice of Dissolution of Group.
                Not applicable.

Item 10:      Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2003

/s/ Kenneth R. Lehman
------------------------------------
Kenneth R. Lehman

/s/ Joan Abercrombie Lehman
------------------------------------
Joan Abercrombie Lehman